UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 15
CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.
Commission File Number 001-10651
Maverick Tube Corporation
(Exact name of registrant as specified in its charter)
1640 Swingley Ridge Road,
Seventh Floor,
Chesterfield, Missouri 63017
(636) 733-1600
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)
2004 4.00% Convertible Senior Subordinated Notes due 2033
4.00% Convertible Senior Subordinated Notes due 2033
(Title of each class of securities covered by this Form)
1.875% Convertible Senior Subordinated Notes due 2025
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)
     Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)	☐	Rule 12h-3(b)(1)(i)	☐
Rule 12g-4(a)(1)(ii)	☐	Rule 12h-3(b)(1)(ii)	☐
Rule 12g-4(a)(2)(i)	☐	Rule 12h-3(b)(2)(i)	☐
Rule 12g-4(a)(2)(ii)	☐	Rule 12h-3(b)(2)(ii)	☐
		Rule 15d-6	☑
     Approximate number of holders of record as of the certification or notice date:
     2004 4.00% Convertible Senior Subordinated Notes due 2033: 17
     4.00% Convertible Senior Subordinated Notes due 2033: 1

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, Maverick Tube Corporation has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

MAVERICK TUBE CORPORATION

Date: October 23, 2006	By:	/s/ Milton Brice
Name: Milton Brice
Title: Chief Financial Officer